Consent of Independent Registered Public Accounting Firm We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the Registration Statements on Form S-8 no. 333-282253 and Form F-10 no. 333-284958 of Aurora Cannabis Inc. (the “Company”) and the use herein of our reports dated June 17, 2025, with respect to the consolidated statement of financial position as of March 31, 2025 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year ended March 31, 2025, and the effectiveness of internal control over financial reporting of the Company as of March 31, 2025, included in this Annual Report on Form 40-F. /s/ Ernst & Young LLP Chartered Professional Accountants Vancouver, Canada June 18, 2025